[Versartis Letterhead]

December 4, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Suzanne Hayes

Re:	Request for Effectiveness for Registration Statement on Form S-3 of Versartis, Inc. (File No. 333-207845)

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Versartis, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effectiveness of the above-referenced registration statement (the “Registration Statement”) so that it will be declared effective at 4:00 p.m. on Tuesday, December 8, 2015, or as soon as possible thereafter.

The Registrant hereby authorizes Kenneth L. Guernsey and Michael E. Tenta, both of whom are attorneys with our legal counsel, Cooley LLP, to orally modify or withdraw this request for acceleration.

On behalf of the Registrant, the undersigned acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant:

1.	Should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, VERSARTIS, INC.

By:	/s/ Joshua T. Brumm
Joshua T. Brumm Chief Financial Officer